FREEGOLD VENTURES LIMITED

(the “Company”)

Request for Financial Statements

In accordance with National Instrument 51-102 Continuous Disclosure Obligations, a reporting issuer is required to send annually a request form to registered holders and beneficial owners of its securities to enable the holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A, in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the financial statements, please complete and return this form to our offices.

COMPLETE AND RETURN THIS FORM TO:

FREEGOLD VENTURES LIMITED

P.O. Box 10056 – Pacific Centre South

1750 – 700 West Georgia Street

Vancouver, BC  V7Y 1B6

Facsimile:  604.662.3791

________  I wish to receive Annual Financial Statements and related MD&A

________  I wish to receive Interim Financial Statements and related MD&A

________  I wish to receive both Annual Financial Statements and related MD&A’s

NAME:

TELEPHONE:

ADDRESS:

FACSIMILE:

EMAIL:

Please note that a request form will be mailed each year.  If you wish to receive such materials, a request form must be returned to the Company each year to receive the Annual and Interim Financial Statements and related MD&A’s.

I confirm that I am a registered / beneficial shareholder of the Company

SIGNATURE OF SHAREHOLDER:

DATE:

CUSIP:  356455 10 5